Filed Pursuant to Rule 424(b)(3)
Registration No. 333-111674
PROSPECTUS SUPPLEMENT NO. 4
Dated June 10, 2005
(To Prospectus Dated September 15, 2004, as supplemented
by Prospectus Supplement No. 1 dated October 12, 2004,
Prospectus Supplement No. 2 dated April 6, 2005
and Prospectus Supplement No. 3 dated May 20, 2005)

Hartman Commercial Properties REIT
1450 West Sam Houston Parkway North, Suite 100
Houston, Texas 77043-3124
(713) 467-2222

Maximum Offering of 11,000,000 Common Shares of Beneficial Interest
Minimum Offering of 200,000 Common Shares of Beneficial Interest
Minimum Purchase of 100 Shares ($1,000) in Most States

This document supplements, and should be read in conjunction with, the prospectus of Hartman Commercial Properties REIT dated September 15, 2004, as previously supplemented by Supplement No. 1 thereto dated October 12, 2004, Supplement No. 2 thereto dated April 6, 2005 and Supplement No. 3 thereto dated May 20, 2005. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purposes of this prospectus supplement are as follows:

(1)	to update the status of our offering of common shares of beneficial interest in Hartman Commercial Properties REIT; and

(2)
to amend the section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” entitled “Liquidity and Capital Resources - Our Debt for Borrowed Money” in our prospectus dated September 15, 2004 to provide you with information concerning our new revolving line of credit facility with a consortium of banks led by KeyBank National Association.

Any statement contained in the prospectus shall be deemed to be modified or superseded to the extent that information in this prospectus supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the prospectus except as modified or superseded by this prospectus supplement.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus, as supplemented. This prospectus supplement is qualified by reference to the prospectus, as supplemented, except to the extent that information contained in this prospectus supplement supersedes the information contained therein. Capitalized terms used and not defined herein shall have the meanings given to them in the prospectus.

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Neither the Securities and Exchange Commission, the Attorney General of the State of New York nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus, as supplemented, is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our common shares involves a high degree of risk. You should purchase common shares only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 17 of the attached prospectus for a discussion of these risks.

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The date of this Prospectus Supplement is June 10, 2005

Status of the Offering

Our Registration Statement on Form S-11 (SEC File No. 333-111674) was declared effective by the SEC on September 15, 2004 with respect to the Public Offering described in the prospectus of up to 10,000,000 shares of the Company’s common stock to the public at a price of $10 per share, plus up to 1,000,000 shares available for sale pursuant to our dividend reinvestment plan, to be offered at a price of $9.50 per share, and the Company commenced the Public Offering on such date.

The 10,000,000 shares offered to the public in the Public Offering are being offered to investors on a best efforts basis, which means that the broker-dealers participating in the offering are only required to use their best efforts to sell the shares and have no firm commitment or obligation to purchase any of the shares.

As of December 31, 2004, no shares had been issued pursuant to the Public Offering, because its terms provided that the Company would not admit new shareholders pursuant to the Public Offering, or receive any proceeds therefrom, until subscriptions aggregating at least $2,000,000 (200,000 shares) were received and accepted by the Company, not including shares sold to residents of either New York or Pennsylvania. As of December 31, 2004, we had received and accepted subscriptions for a total of 147,432 shares for gross offering proceeds of $1,474,320 held in escrow as of such date.

As of June 1, 2005, 773,875 shares had been issued at the Public Offering price of $10.00 per share (except as noted below) and 5,504 shares had been issued at a price of $9.50 per share pursuant to the dividend reinvestment plan, for a total of 779,379 shares issued as of such date, with gross offering proceeds received of $7,791,038. After subtracting offering expenses of $1,001,333 (including $653,089 in selling commissions, dealer manager fees and discounts, $193,469 in offering expenses incurred payable to Hartman Management and $154,775 in acquisition fees incurred payable to Hartman Management), net proceeds were $6,789,705.

$2,250,000 of these proceeds were applied to reduce the balance under our line of credit with Union Planters Bank, N.A., prior to the refinancing of the remaining balance in June 2005. This revolving loan agreement provided for interest at a rate, adjusted monthly, of either (at our option) 30-day LIBOR plus 225 basis points, or Union Planter’s Bank, N.A.’s prime rate less 50 basis points, with either rate subject to a floor of 3.75% per annum. The remaining net proceeds of $4,539,705 were allocated to working capital and funds available for investment.

The subscriptions accepted through June 1, 2005 included subscriptions for an aggregate of 11,840 shares from three of our independent trustees. As discussed in the “Plan of Distribution” section of our prospectus, these subscriptions were at a discounted price of $9.05 per share, reflecting the fact that selling commissions in the amount of $0.70 per share and dealer manager fees in the amount of $0.25 per share were not payable in connection with such sales. Accordingly, the net proceeds to us from such sales made net of commissions were substantially the same as the net proceeds we receive from sales of shares at the $10.00 per share offering price. The subscription price for these shares was paid through the trustees’ assignment to the Company of their right to receive accrued and unpaid trustee fees in the aggregate amount of $107,150.

New Revolving Line of Credit Facility

The following information concerning the new revolving line of credit facility which we finalized on June 2, 2005, amends and supplements the section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” entitled “Liquidity and Capital Resources - Our Debt for Borrowed Money” beginning on page 90 of our prospectus dated September 15, 2004.

On June 2, 2005, we finalized a new revolving line of credit facility with a consortium of banks led by KeyBank National Association (“KeyBank”). The facility became retroactively effective as of March 11, 2005, the date certain documents for the facility were placed into escrow, pending the completion of the transaction. The credit facility is secured by a pledge of the partnership interests in Hartman REIT Operating Partnership III LP (“HROP III”), a new wholly-owned subsidiary of Hartman OP that was formed to hold title to the properties comprising the borrowing base pool for the facility. Presently there are 16 properties owned by HROP III.

The current limit of the line of credit is $50,000,000 and it may be increased to $100,000,000 as the borrowing base pool expands. We entered into this loan to refinance the Operating Partnership’s existing credit facility with Regions Bank (formerly Union Planter’s Bank, N.A.), to finance property acquisitions and for general corporate purposes. Simultaneously with the finalization of the facility, Hartman OP drew $18,975,094 under the facility, of which $18,650,000 was used to pay off the principal balance owing under the Regions Bank loan. Based upon the required ratios explained below, the remaining availability under the facility as of June 2, 2005 was $23,578,698.

Outstanding amounts under the facility will accrue interest, at our option, at either the LIBOR Rate or the Alternative Base Rate, plus the applicable margin as determined from the following grid:

Total Leverage Ratio	LIBOR Margin	Alternative Base Rate Margin
Less than 60% but greater than or equal to 50%	2.40%	1.15%
Less than 50% but greater than or equal to 45%	2.15%	1.025%
Less than 45%	1.90%	1.00%

The Alternative Base Rate equals a floating rate equal to the higher of KeyBank’s Base Rate or Federal Funds Rate plus .5%. Interest will be due monthly in arrears, computed on the actual number of days elapsed over a 360-day year. LIBOR Rate loans will be available in one, two, three or six month periods, with a maximum of six contracts at any time. In the event of default, interest will be calculated as above plus 2%.

Interest only is payable monthly under the loan with the total amount of principal due at maturity on March 11, 2008. The loan may be prepaid at any time in part or in whole, provided that the facility is not in default. If LIBOR Rate pricing is elected, there is a prepayment penalty based on a “make-whole” calculation for all costs associated with prepaying a LIBOR borrowing.

The revolving line of credit will be supported by a pool of eligible properties referred to as the borrowing base pool. The borrowing base pool must meet the following criteria:

•	The Company will provide a negative pledge on the borrowing base pool and may not provide a negative pledge of the borrowing base pool to any other lender.

•	The properties must be free of all liens, unless otherwise permitted.

•	All eligible properties must be retail, office/warehouse, or office properties, must be free and clear of material environmental concerns and must be in good repair.

•	The aggregate physical occupancy of the borrowing base pool must remain above 80% at all times.

•	No property may comprise more than 15% of the value of the borrowing base pool with the exception of Corporate Park Northwest, which is allowed into the borrowing base pool.

•	The borrowing base pool must at all times be comprised of at least 10 properties.

•	The borrowing base pool properties may not contain development or redevelopment projects.

Properties can be added to and removed from the borrowing base pool at any time provided no defaults would occur as a result of the removal. If a property does not meet the criteria of an eligible property and the Company wants to include it in the borrowing base pool, a majority vote of the bank consortium is required for inclusion in the borrowing base pool.

Covenants, tested quarterly, relative to the borrowing base pool are as follows:

•	The Company will not permit any liens on the properties in the borrowing base pool unless otherwise permitted.

•
The ratio of aggregate net operating income from the borrowing base pool to debt service shall at all time exceed 1.5 to 1.0. For any quarter, debt service shall be equal to the average loan balance for the past quarter times an interest rate which is the greater of a) the then current annual yield on 10 year United States Treasury notes over 25 years plus 2%, b) a 6.5% constant, or c) the actual interest rate for the facility.

•
The ratio of the value of the borrowing base pool to total funded loan balance must always exceed 1.67 to 1.00. The value of the borrowing base pool is defined as aggregate net operating income for the preceding four quarters, less a $.15 per square foot per annum capital expenditure reserve, divided by a 9.25% capitalization rate.

Covenants, tested quarterly, relative to the Company are as follows:

•
The Company will not permit its total indebtedness to exceed 60% of the fair market value of its real estate assets at the end of any quarter. Total indebtedness is defined as all liabilities of the Company, including this facility and all other secured and unsecured debt of the Company, including letters of credit and guarantees. Fair market value of real estate assets is defined as aggregate net operating income for the preceding four quarters, less a $.15 per square foot per annum capital expenditure reserve, divided by a 9.25% capitalization rate.

•
The ratio of consolidated rolling four-quarter earnings before interest, income tax, deprecation and amortization expenses for such quarter to total interest expense, including capitalized interest, shall not be less than 2.0 to 1.0.

•
The ratio of consolidated earnings before interest, income tax, deprecation and amortization expenses for such quarter to total interest expense, including capitalized interest, principal amortization, capital expenditures and preferred stock dividends shall not be less than 1.5 to 1.0. Capital expenditures shall be deemed to be $.15 per square foot per annum.

•	The ratio of secured debt to fair market value of real estate assets shall not be greater than 40%.

•	The ratio of declared dividends to funds from operations shall not be greater than 95%.

•	The ratio of development assets to fair market value of real estate assets shall not be greater than 20%.

•	The Company must maintain its status as a real estate investment trust for income tax purposes.

•
Total other investments shall not exceed 30% of total asset value. Other investments shall include investments in joint ventures, unimproved land, marketable securities and mortgage notes receivable. Additionally, the preceding investment categories shall not comprise greater than 30%, 15%, 10% and 20%, respectively, of total other investments.

•
Within six months of closing, the Company must hedge all variable rate debt above $40 million until the point in which the ratio of variable rate debt to fixed rate debt is 50% of total debt. Thereafter, the Company must maintain such hedges during any period in which variable rate debt exceeds 50% of total debt.

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